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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13E-3/A
                               (Amendment No. 1)

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                         PEC ISRAEL ECONOMIC CORPORATION
                              (Name of the Issuer)

       DISCOUNT INVESTMENT CORPORATION LTD., PEC ACQUISITION CORPORATION, PEC ISRAEL ECONOMIC CORPORATION AND IDB DEVELOPMENT CORPORATION LTD.
                       (Name of Persons Filing Statement)



     COMMON SHARES, $1.00 PAR VALUE                     705098-10-1

     (Title of Class of Securities)       (Cusip Number of Class of Securities)

                              MR. JAMES I. EDELSON
                     EXECUTIVE VICE PRESIDENT, SECRETARY AND
                                 GENERAL COUNSEL
                         PEC ISRAEL ECONOMIC CORPORATION
                                511 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 551-8881
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement.)

                                    Copy To:

                             PETER G. SAMUELS, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                          NEW YORK, NEW YORK 10036-8299
                                 (212) 969-3335

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CRF 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [240.13e-3 (c)]
         under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ]  A tender offer.

d.  [ ]  None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

                            CALCULATION OF FILING FEE

              TRANSACTION                               AMOUNT OF
               VALUATION*                              FILING FEE**
              -----------                              ------------
              $102,731,880                             $20,546.38

--------------

* Assumes 3,424,396 Common Shares, par value $1.00 per share, of PEC Israel Economic Corporation (the "Common Shares") will be converted into the right to receive $30.00 per share in cash.

** The amount of the filing fee, calculated in accordance with 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of one percent of the transaction value.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

     Amount Previously Paid:  $20,546.38
     Form or Registration No.:  Schedule 14A Information
     Filing Party:  PEC Israel Economic Corporation
     Date Filed:  January 5, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                  INTRODUCTION

     This Schedule 13E-3 Transaction Statement is being filed by Discount Investment Corporation Ltd., an Israeli corporation ("DIC"), PEC Acquisition Corporation, a Maine corporation and wholly-owned subsidiary of DIC ("Merger Sub"), PEC Israel Economic Corporation, a Maine corporation (the "Company"), and IDB Development Corporation Ltd., an Israeli corporation ("IDB Development") and is being filed in connection with an Agreement and Plan of Merger, dated as of December 15, 1998 ("the Merger Agreement") among DIC, Merger Sub, and the Company.

     The following cross-reference sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the preliminary proxy statement filed by the Company with the Securities and Exchange Commission contemporaneously herewith (including all annexes and schedules thereto) ("Preliminary Proxy Statement") of the information required by Schedule 13E-3 to be included in response to the items of this Transaction Statement. The information in the Preliminary Proxy Statement, a copy of which is attached hereto as Exhibit (d), is incorporated by reference, and the responses to each item are qualified in their entirety by the information contained in the Preliminary Proxy Statement. The cross-reference sheet indicates the caption in the Preliminary Proxy Statement under which the responses are incorporated herein by reference. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the Preliminary Proxy Statement, it is so indicated in the cross-reference sheet.


                          CROSS-REFERENCE SHEET SHOWING
                     LOCATION IN PRELIMINARY PROXY STATEMENT
               OF INFORMATION REQUIRED BY ITEMS IN SCHEDULE 13E-3


                 SECTION 13E-3 ITEM                              LOCATION IN PRELIMINARY PROXY STATEMENT
                 ------------------                              ---------------------------------------
1.   Issuer and Class of Security Subject to the
       Transaction

     Item 1(a)......................................   Cover Page and "SUMMARY--Parties to the Merger
                                                       Agreement"

     Item 1(b)......................................   Cover Page and "INTRODUCTION--Voting at the Special
                                                       Meeting and Revocation of Proxies"

     Item 1(c)......................................   "SUMMARY--Market Prices and Dividends"

     Item 1(d)......................................   "SUMMARY--Selected Summary Financial Information
                                                       Concerning the Company" and "SELECTED FINANCIAL
                                                       INFORMATION OF THE COMPANY"

     Item 1(e)......................................   Not Applicable

     Item 1(f)......................................   "TRANSACTIONS BY CERTAIN PERSONS IN
                                                       SHARES"
2.   Identity and Background

     Items 2(a) - (d) and (g).......................   Cover Page, "INTRODUCTION--General;" "SUMMARY
                                                       -- Parties to the Merger Agreement;" "OWNERSHIP OF
                                                       SHARES;" and "MANAGEMENT OF THE COMPANY,
                                                       DIC, IDB DEVELOPMENT, IDB HOLDING, AND
                                                       MERGER SUB"


                 SECTION 13E-3 ITEM                              LOCATION IN PRELIMINARY PROXY STATEMENT
                 ------------------                              ---------------------------------------
     Items 2(e) and (f).............................   "MANAGEMENT OF THE COMPANY, DIC, IDB
                                                       DEVELOPMENT, IDB HOLDING, AND MERGER SUB
                                                       -- Directors and Executive Officers of IDB Holding"

3.   Past Contacts, Transactions or Negotiations

     Item 3(a)(1)...................................   "INFORMATION CONCERNING DIC AND MERGER
                                                       SUB"

     Items 3(a)(2) and (b)..........................   "SUMMARY--Background of the Merger;" "--Litigation
                                                       Related to the Merger;" "SPECIAL
                                                       FACTORS--Background of the Merger;" and "--Certain
                                                       Shareholder Litigation"
4.   Terms of Transaction

     Item 4(a)......................................   "QUESTIONS AND ANSWERS ABOUT THE
                                                       MERGER;" "SUMMARY--Purpose and Structure of the
                                                       Merger; Reasons for the Merger;" "--Effective Time for
                                                       the Merger;" "--Appraisal Rights;" "--Conditions to the
                                                       Merger;" "--Termination of the Merger Agreement;"
                                                       "--Amending or Waiving Terms of the Merger
                                                       Agreement;" "INTRODUCTION--General;" "--Voting at
                                                       the Special Meeting and Revocation of Proxies;"
                                                       "SPECIAL FACTORS--Interests of Certain Persons in the
                                                       Merger;" "--Payment for Shares;" "--The Merger
                                                       Agreement;" "--Certain U.S. Federal Income Tax
                                                       Consequences of the Merger;" and "--Rights of Dissenting
                                                       Shareholders"

     Item 4(b)......................................   "SPECIAL FACTORS--Interests of Certain Persons in the
                                                       Merger"

5.   Plans or Proposals of the Issuer or Affiliate

     Items 5(a), (b) and (e)........................   "SUMMARY--Purpose and Structure of the Merger;
                                                       Reasons for the Merger;" "--Certain Effects of the Merger;
                                                       Plans for the Company after the Merger;" "SPECIAL
                                                       FACTORS--Purpose and Effects of the Merger; Reasons
                                                       for the Merger;" "--Plans for the Company after the
                                                       Merger;" "--Certain Effects of the Merger;" and
                                                       "FINANCING OF THE MERGER"

     Item 5(c)......................................   "SPECIAL FACTORS--The Merger Agreement" and Annex A to the
                                                       Preliminary Proxy Statement

     Item 5(d)......................................   "SUMMARY--Financing of the Merger" and
                                                       "FINANCING OF THE MERGER"

     Item 5(f)......................................   Not Applicable

     Item 5(g)......................................   "SUMMARY--Purpose and Structure of the Merger;
                                                       Reasons for the Merger;" "--Certain Effects of the Merger;
                                                       Plans for the Company after the Merger;" "SPECIAL
                                                       FACTORS--Purpose and Effects of the Merger; Reasons
                                                       for the Merger;" and "--Certain Effects of the Merger"

6.   Source and Amounts of Funds or Other
     Consideration


                 SECTION 13E-3 ITEM                              LOCATION IN PRELIMINARY PROXY STATEMENT
                 ------------------                              ---------------------------------------

     Item 6(a)......................................   "SUMMARY--Financing of the Merger" and
                                                       "FINANCING OF THE MERGER"

     Item 6(b)......................................   "SPECIAL FACTORS--Fees and Expenses" and
                                                       "FINANCING OF THE MERGER"

     Items 6(c).....................................   "SUMMARY--Financing of the Merger" and
                                                       "FINANCING OF THE MERGER"

     Item (d).......................................   Not applicable

7.   Purpose(s), Alternatives, Reasons and Effects

     Items 7(a) and (c).............................   "QUESTIONS AND ANSWERS ABOUT THE
                                                       MERGER;" "SUMMARY--Background of the Merger;"
                                                       "--Purpose and Structure of the Merger; Reasons for the
                                                       Merger;" "SPECIAL FACTORS--Background of the
                                                       Merger;" "--Fairness of the Merger;" "--Position of DIC
                                                       and IDB Development Regarding Fairness of the Merger;"
                                                       "--Plans for the Company after the Merger;" and
                                                       "--Purpose and Effects of the Merger; Reasons for the
                                                       Merger"

     Item 7(b)......................................   Not Applicable

     Item 7(d)......................................   "QUESTIONS AND ANSWERS ABOUT THE MERGER;"
                                                       "SUMMARY--Background of the Merger;" "--Purpose and
                                                       Structure of the Merger; Reasons for the Merger;"
                                                       "--Certain Effects of the Merger; Plans for the
                                                       Company after the Merger;" "--Accounting Treatment;"
                                                       "--Certain Federal Income Tax Consequences;" "SPECIAL
                                                       FACTORS--Background of the Merger;" "--Purpose and
                                                       Effects of the Merger; Reasons for the Merger;"
                                                       "--Plans for the Company after the Merger;" "--Certain
                                                       Effects of the Merger;" "--Accounting Treatment of the
                                                       Merger;" and "--Certain U.S. Federal Income Tax
                                                       Consequences of the Merger"

8.   Fairness of the Transaction

     Item 8(a)......................................   "QUESTIONS AND ANSWERS ABOUT THE
                                                       MERGER;" "SPECIAL FACTORS-- Recommendation of the
                                                       Special Committee and the Company Board;" "--Fairness
                                                       of the Merger;" and "--Position of DIC and IDB
                                                       Development Regarding Fairness of the Merger"

     Item 8(b)......................................   "QUESTIONS AND ANSWERS ABOUT THE
                                                       MERGER;" "SUMMARY--Background of the Merger;"
                                                       "--Purpose and Structure of the Merger; Reasons for the
                                                       Merger;" "--The Fairness Opinion of the Financial
                                                       Advisor;" "SPECIAL FACTORS--Background of the
                                                       Merger;" "--Fairness of the Merger;" "--Position of DIC
                                                       and IDB Development Regarding Fairness of the Merger;"
                                                       and "--Purpose and Effects of the Merger; Reasons for the
                                                       Merger"

     Item 8(c)......................................   "QUESTIONS AND ANSWERS ABOUT THE
                                                       MERGER;" "INTRODUCTION--General;" "--Voting at
                                                       the Special Meeting and Revocation of Proxies;" and
                                                       "SPECIAL FACTORS--Fairness of the Merger"


                 SECTION 13E-3 ITEM                              LOCATION IN PRELIMINARY PROXY STATEMENT
                 ------------------                              ---------------------------------------


     Item 8(d)......................................   "SUMMARY--Background of the Merger;" "--The
                                                       Fairness Opinion of the Financial Advisor;" "SPECIAL
                                                       FACTORS--Background of the Merger;" and "--Opinion
                                                       of Merrill Lynch"

     Item 8(e)......................................   "QUESTIONS AND ANSWERS ABOUT THE
                                                       MERGER;" "SPECIAL FACTORS--Recommendation of
                                                       the Special Committee and the Company Board;" and
                                                       "--Interests of Certain Persons in the Merger"

     Item 8(f)......................................   Not Applicable

9.   Reports, Opinions, Appraisals and Certain
     Negotiations

     Items 9(a) and (b).............................   "QUESTIONS AND ANSWERS ABOUT THE
                                                       MERGER;" "SUMMARY--Background of the Merger;"
                                                       "--The Fairness Opinion of the Financial Advisor;"
                                                       "SPECIAL FACTORS--Background of the Merger;" "--Exchange
                                                       of Company Shares between IDB Development and DIC;
                                                       Assignment of the Merger Agreement;" "--Fairness of the
                                                       Merger;" "--Opinion of Merrill Lynch;" "--BT Wolfenshom,
                                                       Financial Advisor to IDB Development;" and
                                                       Exhibits (b)(1), (b)(2), (b)(3) and (b)(4) to this
                                                       Transaction Statement

     Item 9(c)......................................   "SPECIAL FACTORS" "--Exchange of Company shares between
                                                       IDB Development and DIC; Assignment of the Merger
                                                       Agreement;" "Opinion of Merrill Lynch" and "--BT
                                                       Wolfenshom, Financial Advisor to IDB Development"
10.  Interest in Securities of the Issuer

     Item 10(a).....................................   "INTRODUCTION--General;" "SPECIAL FACTORS
                                                       --Interests of Certain Persons in the Merger;" and
                                                       "OWNERSHIP OF SHARES"

     Item 10(b).....................................   Not Applicable

11.  Contracts, Arrangements or Understandings
     with Respect to the Issuer's Securities........   "QUESTIONS AND ANSWERS ABOUT THE
                                                       MERGER;" "SUMMARY--Parties to the Merger
                                                       Agreement;" "--Background of the Merger;" "--Purpose
                                                       and Structure of the Merger; Reasons for the Merger;"
                                                       "--Effective Time for the Merger;" "--Appraisal Rights;"
                                                       "--The Fairness Opinion of the Financial Advisor;"
                                                       "--Conditions to the Merger;" "--Termination of the
                                                       Merger Agreement;" "--Amending or Waiving Terms of the
                                                       Merger Agreement;" "SPECIAL FACTORS--Background of the
                                                       Merger;" "--Exchange of Company Shares between
                                                       IDB Development and DIC; Assignment of the Merger
                                                       Agreement;" "--Interests of Certain Persons in the
                                                       Merger;" "--The Merger Agreement;" and Annex A to the
                                                       Preliminary Proxy Statement

12.  Present Intention and Recommendation of
     Certain Persons with Regard to the Transaction


                 SECTION 13E-3 ITEM                              LOCATION IN PRELIMINARY PROXY STATEMENT
                 ------------------                              ---------------------------------------

     Item 12(a).....................................   Not Applicable

     Item 12(b).....................................   "INTRODUCTION--General;" "--Voting at the Special
                                                       Meeting and Revocation of Proxies;" "SPECIAL
                                                       FACTORS--Recommendation of the Special Committee
                                                       and the Company Board;" "--Fairness of the
                                                       Merger;"--Position of DIC and IDB Development
                                                       Regarding Fairness of the Merger;" "--The Merger
                                                       Agreement;" and Annex A to the Preliminary Proxy
                                                       Statement
13.  Other Provisions of the Transaction

     Item 13(a).....................................   "QUESTIONS AND ANSWERS ABOUT THE
                                                       MERGER;" "SUMMARY--Appraisal Rights;" SPECIAL
                                                       FACTORS--The Merger Agreement;" "--The Rights of
                                                       Dissenting Shareholders;" and Annex B to the Preliminary
                                                       Proxy Statement

     Items 13(b) and (c)............................   Not Applicable

14.  Financial Information

     Item 14(a).....................................   "SUMMARY--Selected Summary Financial Information
                                                       Concerning the Company;" "SELECTED FINANCIAL
                                                       INFORMATION OF THE COMPANY;"
                                                       "INCORPORATION OF CERTAIN DOCUMENTS BY
                                                       REFERENCE;" and Exhibits (g)(1) and (g)(2) to this
                                                       Transaction Statement

     Item 14(b).....................................   Not Applicable

15.  Persons and Assets Employed, Retained or
     Utilized

     Item 15(a).....................................   "INTRODUCTION--Voting at the Special Meeting and
                                                       Revocation of Proxies;" "SPECIAL FACTORS--Plans for
                                                       the Company after the Merger;" "--The Merger
                                                       Agreement;" "FINANCING OF THE MERGER;" and Annex A to
                                                       the Preliminary Proxy Statement

     Item 15(b).....................................   "SUMMARY--Background of the Merger;" "--The
                                                       Fairness Opinion of the Financial Advisor;" "SPECIAL
                                                       FACTORS--Background of the Merger;" "--Opinion of
                                                       Merrill Lynch;" and "--Fees and Expenses"

16.  Additional Information.........................   Preliminary Proxy Statement in its entirety

17.  Material to be Filed as Exhibits...............   Separately filed with this Schedule 13E-3


ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the issuer of the class of equity security subject to the Rule 13e-3 transaction is PEC Israel Economic Corporation and the address of its principal executive offices is 511 Fifth Avenue, New York, New York 10017. The relevant information set forth on the Cover Page of the Preliminary Proxy Statement and under the caption "SUMMARY--Parties to the Merger Agreement" is incorporated herein by reference.

     (b) The relevant information set forth on the Cover Page of the Preliminary Proxy Statement and under the caption "INTRODUCTION--Voting at the Special Meeting and Revocation of Proxies" is incorporated herein by reference.

     (c) The relevant information set forth under the caption "SUMMARY--Market Prices and Dividends" is incorporated herein by reference.

     (d) The relevant information set forth under the captions
"SUMMARY--Selected Summary Financial Information Concerning the Company" and "SELECTED FINANCIAL INFORMATION OF THE COMPANY" is incorporated herein by reference.

     (e) Not Applicable.

     (f) The relevant information set forth under the caption "TRANSACTIONS BY CERTAIN PERSONS IN SHARES" is incorporated herein by reference.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (d) and (g). This Transaction Statement is being filed by DIC, Merger Sub, IDB Development, and the Company (the Company being the issuer). The relevant information set forth on the Cover Page of the Preliminary Proxy Statement and under the captions "INTRODUCTION--General," "SUMMARY--Parties to the Merger Agreement," "OWNERSHIP OF SHARES," and "MANAGEMENT OF THE COMPANY, DIC, IDB DEVELOPMENT, IDB HOLDING, AND MERGER SUB" is incorporated herein by reference.

     (e) and (f) The relevant information set forth under the caption "MANAGEMENT OF THE COMPANY, DIC, IDB DEVELOPMENT, IDB HOLDING, AND MERGER SUB--Directors and Executive Officers of IDB Holding" is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)(1). The relevant information set forth under the caption "INFORMATION CONCERNING DIC AND MERGER SUB" is incorporated herein by reference.

     (a)(2) and (b). The relevant information set forth under the captions "SUMMARY--Background of the Merger," "--Litigation Related to the Merger," "SPECIAL FACTORS--Background of the Merger," and "--Certain Shareholder Litigation" is incorporated herein by reference.


ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The relevant information set forth under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY--Purpose and Structure of the Merger; Reasons for the Merger," "--Effective Time for the Merger," "--Appraisal Rights," "--Conditions to the Merger," "--Termination of the Merger Agreement," "--Amending or Waiving Terms of the Merger Agreement," "INTRODUCTION--General," "--Voting at the Special Meeting and Revocation of Proxies," "SPECIAL FACTORS--Interests of Certain Persons in the Merger,"

"--Payment for Shares," "--The Merger Agreement," "--Certain U.S. Federal Income Tax Consequences of the Merger," and "--Rights of Dissenting Shareholders" is incorporated herein by reference.

     (b) The relevant information set forth under the caption "SPECIAL FACTORS--Interests of Certain Persons in the Merger" is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a), (b) and (e). The relevant information set forth under the captions "SUMMARY--Purpose and Structure of the Merger; Reasons for the Merger," "--Certain Effects of the Merger; Plans for the Company after the Merger," "SPECIAL FACTORS--Purpose and Effects of the Merger; Reasons for the Merger," "--Plans for the Company after the Merger," "--Certain Effects of the Merger," and "FINANCING OF THE MERGER" is incorporated herein by reference.

     (c) The relevant information set forth under the caption "SPECIAL FACTORS--The Merger Agreement" and in Annex A to the Preliminary Proxy Statement is incorporated herein by reference.

     (d) The relevant information set forth under the captions
"SUMMARY--Financing of the Merger" and "FINANCING OF THE MERGER" is incorporated herein by reference.

     (f) Not Applicable.

     (g) The relevant information set forth under the captions "SUMMARY--Purpose and Structure of the Merger; Reasons for the Merger," "--Certain Effects of the Merger; Plans for the Company after the Merger," "SPECIAL FACTORS--Purpose and Effects of the Merger; Reasons for the Merger," and "--Certain Effects of the Merger" is incorporated herein by reference.


ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The relevant information set forth under the captions
"SUMMARY--Financing of the Merger" and "FINANCING OF THE MERGER" is incorporated herein by reference.

     (b) The relevant information set forth under the caption "SPECIAL FACTORS--Fees and Expenses" is incorporated herein by reference.

     (c) and (d). The relevant information set forth under the captions "SUMMARY--Financing of the Merger" and "FINANCING OF THE MERGER" is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) and (c). The relevant information set forth under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY--Background of the Merger," "--Purpose and Structure of the Merger; Reasons for the Merger," "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger," "--Position of DIC and IDB Development Regarding Fairness of the Merger," "--Plans for the Company after the Merger," and "--Purpose and Effects of the Merger; Reasons for the Merger" is incorporated herein by reference.

     (b) Not Applicable.

     (d) The relevant information set forth under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY--Background of the Merger," "--Purpose and Structure of the Merger; Reasons for the

Merger," "--Certain Effects of the Merger; Plans for the Company after the Merger," "--Accounting Treatment," "--Certain Federal Income Tax Consequences," "SPECIAL FACTORS--Background of the Merger," "--Purpose and Effects of the Merger; Reasons for the Merger," "--Plans for the Company after the Merger," "--Certain Effects of the Merger," "--Accounting Treatment of the Merger," and "--Certain U.S. Federal Income Tax Consequences of the Merger" is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a) The relevant information set forth under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Recommendation of the Special Committee and the Company Board," "--Fairness of the Merger," and "--Position of DIC and IDB Development Regarding Fairness of the Merger" is incorporated herein by reference.

     (b) The relevant information set forth under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY--Background of the Merger," "--Purpose and Structure of the Merger; Reasons for the Merger," "--The Fairness Opinion of the Financial Advisor," "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger," "--Position of DIC and IDB Development Regarding Fairness of the Merger," and "--Purpose and Effects of the Merger; Reasons for the Merger" is incorporated herein by reference.

     (c) The relevant information set forth under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "INTRODUCTION--General," "--Voting at the Special Meeting and Revocation of Proxies," and "SPECIAL FACTORS--Fairness of the Merger" is incorporated herein by reference.

     (d) The relevant information set forth under the caption
"SUMMARY--Background of the Merger," "--The Fairness Opinion of the Financial Advisor," "SPECIAL FACTORS--Background of the Merger," and "--Opinion of Merrill Lynch" is incorporated herein by reference.

     (e) The relevant information set forth under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Recommendation of the Special Committee and the Company Board," and "--Interests of Certain Persons in the Merger" is incorporated herein by reference.

     (f) Not Applicable.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) and (b). The relevant information set forth under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY--Background of the Merger," "--The Fairness Opinion of the Financial Advisor," "SPECIAL FACTORS--Background of the Merger," "--Exchange of Company Shares between IDB Development and DIC; Assignment of the Merger Agreement;" "--Fairness of the Merger," "--Opinion of Merrill Lynch," "--BT Wolfensohn, Financial Advisor to IDB Development," and in Exhibits (b)(1), (b)(2), (b)(3) and (b)(4) to this Transaction Statement is incorporated herein by reference.

     (c) The relevant information set forth under the caption "SPECIAL FACTORS--Exchange of Company Shares between IDB Development and DIC; Assignment of the Merger Agreement;" "--Opinion of Merrill Lynch" and "--BT Wolfensohn, Financial Advisor to IDB Development" is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The relevant information set forth under the captions
"INTRODUCTION--General," "SPECIAL FACTORS--Interests of Certain Persons in the Merger," and "OWNERSHIP OF SHARES" is incorporated herein by reference.

     (b) Not Applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The relevant information set forth under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY--Parties to the Merger Agreement," "--Background of the Merger," "--Purpose and Structure of the Merger; Reasons for the Merger," "--Effective Time for the Merger," "--Appraisal Rights," "--The Fairness Opinion of the Financial Advisor," "--Conditions to the Merger," "--Termination of the Merger Agreement," "--Amending or Waiving Terms of the Merger Agreement," "SPECIAL FACTORS--Background of the Merger," ""--Exchange of Company Shares between IDB Development; Assignment of the Merger Agreement," "--Interests of Certain Persons in the Merger,"
"--The Merger Agreement," and in Annex A to the Preliminary Proxy
Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) Not Applicable.

     (b) The relevant information set forth under the captions "INTRODUCTION--General," "--Voting at the Special Meeting and Revocation of Proxies," "SPECIAL FACTORS--Recommendation of the Special Committee and the Company Board," "--Fairness of the Merger," "--Position of DIC and IDB Development Regarding Fairness of the Merger," "--The Merger Agreement," and in Annex A to the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) The relevant information set forth under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY--Appraisal Rights," "SPECIAL FACTORS--The Merger Agreement," "--The Rights of Dissenting Shareholders," and in Annex B to the Preliminary Proxy Statement is incorporated herein by reference.

     (b) and (c). Not Applicable.


ITEM 14. FINANCIAL INFORMATION.

     (a) The relevant information set forth under the captions "SUMMARY--Selected Summary Financial Information Concerning the Company," "SELECTED FINANCIAL INFORMATION OF THE COMPANY," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," and in Exhibits (g)(1) and (g)(2) to this Transaction Statement is incorporated herein by reference. Pursuant to Instruction D and Instruction F to Schedule 13E-3, the following are incorporated by reference:

          (i) The "Consolidated Financial Statements" from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (copies of which are filed as Exhibit (g)(1) to this Transaction Statement); and

          (ii) The "Consolidated Financial Statements" from the Company's quarterly report on Form 10-Q for the period ended September 30, 1998 (copies of which are filed as Exhibit (g)(2) to this Transaction Statement).

     (b) Not Applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The relevant information set forth under the captions
"INTRODUCTION--Voting at the Special Meeting and Revocation of Proxies," "SPECIAL FACTORS--Plans for the Company after the Merger," "--The Merger Agreement," "FINANCING OF THE MERGER," and in Annex A to the Preliminary Proxy Statement is incorporated herein by reference.

     (b) The relevant information set forth under the captions
"SUMMARY--Background of the Merger," "--The Fairness Opinion of the Financial Advisor," "SPECIAL FACTORS--Background of the Merger," "--Opinion of Merrill Lynch," and "--Fees and Expenses" is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

     The information set forth in the Preliminary Proxy Statement is incorporated herein by reference in its entirety.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.



         EXHIBIT NUMBER                              DESCRIPTION
         --------------                              -----------
             (a)                       --Not applicable.

            (b)(1)                     --Fairness Opinion of Merill Lynch International
                                         (incorporated by reference to Annex C to the Preliminary
                                         Proxy Statement).

            (b)(2)                     --Presentation materials regarding Project Alpha provided to the Special Committee of the Board of Directors of the
                                         Company by Merrill Lynch International dated December
                                         11, 1998.

            (b)(3)                     --Fairness Opinion of A.O. Adav Financial Consultants Ltd.
                                         dated December 15, 1998.

            (b)(4)                     --Presentation materials regarding Project Alpha provided to the Board of Directors by BT Wolfensohn dated December 15,
                                         1998.

             (c)                       --Agreement and Plan of Merger dated as of December 15,
                                         1998 among Discount Investment Corporation Ltd., PEC
                                         Acquisition Corporation, and PEC Israel Economic
                                         Corporation (incorporated by reference to Annex A to the
                                         Preliminary Proxy Statement).

             (d)                       --The Preliminary Proxy Statement (incorporated by reference to the Preliminary Proxy Statement).

             (e)                       --Dissenters' Rights (incorporated by reference to Annex B to the Preliminary Proxy Statement).

             (f)                       --Not applicable

            (g)(1)                     --Consolidated Financial Statements (incorporated by
                                         reference from the Company's Annual Report on Form 10-K
                                         for the fiscal year ended December 31, 1997).

            (g)(2)                     --Consolidated Financial Statements (incorporated by
                                         reference from the Company's Quarterly Report on
                                         Form 10-Q for the period ended September 30, 1998).


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

                                         DISCOUNT INVESTMENT CORPORATION LTD.

                                         By:   /s/ Dov Tadmor
                                               --------------------------------
                                               Title:  Managing Director

                                         By:   /s/ Yoram Turbowicz
                                               --------------------------------
                                               Title:  Deputy Managing Director

Date: January 5, 1999

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

                                         PEC ACQUISITION CORPORATION

                                         By:   /s/ Dov Tadmor
                                               --------------------------------
                                               Title:  Chairman of the Board
Date: January 5, 1999

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

                                         PEC ISRAEL ECONOMIC CORPORATION

                                         By:   /s/ Frank Klein
                                               --------------------------------
                                               Title:  President

Date: January 5, 1999

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

                                         IDB DEVELOPMENT CORPORATION LTD.

                                         By:   /s/ Eliau Cohen
                                               --------------------------------
                                               Title:  Co-Chief Executive
                                                       Officer

                                         By:   /s/ Arthur Caplan
                                               --------------------------------
                                               Title:  Corporate Secretary

Date: January 5, 1999


                EXHIBIT NUMBER                                DESCRIPTION
                --------------                                -----------
                     (a)                        --Not Applicable

                    (b)(1)                      --Fairness Opinion of Merill Lynch International
                                                  (incorporated by reference to Annex C to the Preliminary
                                                  Proxy Statement).

                    (b)(2)                      --Presentation materials regarding Project Alpha provided to the Special Committee of the Board of Directors of the
                                                  Company by Merrill Lynch International dated December
                                                  11, 1998.

                    (b)(3)                      --Fairness Opinion of A.O. Adav Financial Consultants Ltd.
                                                  dated December 15, 1998.

                    (b)(4)                      --Presentation materials regarding Project Alpha provided to the Board of Directors by BT Wolfensohn dated December 15,
                                                  1998.

                     (c)                        --Agreement and Plan of Merger dated as of December 15,
                                                  1998 among DIC Investment Corporation Ltd., PEC
                                                  Acquisition Corporation, and PEC Israel Economic
                                                  Corporation (incorporated by reference to Annex A to the
                                                  Preliminary Proxy Statement).

                     (d)                        --The Preliminary Proxy Statement (incorporated by reference to the Preliminary Proxy Statement).

                     (e)                        --Dissenters' Rights (incorporated by reference
                                                  to Annex B to the Preliminary Proxy Statement).

                     (f)                        --Not applicable

                    (g)(1)                      --Consolidated Financial Statements (incorporated by
                                                  reference from the Company's Annual Report on Form 10-K
                                                  for the fiscal year ended December 31, 1997).

                    (g)(2)                      --Consolidated Financial Statements" (incorporated by
                                                  reference from the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1998).
